JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

[redacted]

05013288

US SEC EXEMPTION
FILE NO. 82-3572

26 October 2005

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached copies of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. ("Company") dated September 21, 2005 regarding the disclosure on aircraft financing agreement between Cebu Pacific and various export credit agencies;
2. SEC Form 17-C of the Company dated September 28, 2005 regarding the clarification of the news article entitled "Gokongwei raises stake in UIC";
3. SEC Form 17-C of the Company dated October 5, 2005 regarding the disclosure on mandatory conditional cash offer;
4. SEC Form 17-C of the Company dated October 21, 2005 regarding the disclosure on the acquisition by Cebu Pacific of another Airbus.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

Disclosure on aircraft financing agreement between Cebu Pacific and various export credit agencies

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 21, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange dated September 20, 2005 regarding the aircraft financing agreement between Cebu Pacific and various export credit agencies.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

September 21, 2005
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

20 September 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: **JURISITA M. QUINTOS**
Senior Vice-President – Disclosure Department

Gentlemen:

Cebu Pacific has obtained and has concluded an aircraft financing agreement for the acquisition of one (1) Airbus A319-100 with various export credit agencies for an aggregate amount of US$25,764,598.34.

JG Summit Holdings, Inc. has agreed to act as one of the guarantors for this transaction. The aircraft will be delivered on 22 September 2005.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

BACH JOHANN M. SEBASTIAN **Corporate Information Officer**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Clarification of the news article entitled "Gokongwei raises stake in UIC"

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **September 28, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" - Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated September 27, 2005 in response to the ODiSy transmittal of PSE in Annex "B" below.

Annex "B" - ODiSy transmittal of PSE to the Company dated September 26, 2005 requesting for confirmation of the veracity of the information contained in the news article in Annex "C" below.

Annex "C" - News article entitled "Gokongwei raises stake in UIC" which appeared in the September 26, 2005 issue of the Philippine Daily Inquirer.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

BACH JOHANN M. SEBASTIAN
Corporate Information Officer
(Signature and Title)

September 28, 2005
(Date)

/kds/

ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

27 September 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: **JURISITA M. QUINTOS**
Senior Vice-President – Disclosure Department

Gentlemen:

We refer to the news article entitled "Gokongwei raises stake in UIC" that appeared on page B10 of the 26 September 2005 issue of the Philippine Daily Inquirer. We wish to clarify that JG Summit Holdings, Inc. ("Company") did not directly purchase shares in United Industrial Corporation ("UIC") as stated in said article. Rather, the Company's indirectly held subsidiary, Telegraph Development Limited ("TDL"), increased its stake in UIC to approximately 29.97% of the outstanding share capital of UIC.

We trust that the foregoing sufficiently clarifies the matter. Thank you.

Very truly yours,

BJ M. Sebastian
Corporate Information Officer

ANNEX "B"

ODiSy transmittal

4th Floor, Philippine Stock Exchange Center,
Exchange Road,
Ortigas Center, Pasig City
Trunkline: 688-7600
Fax. No. 636-0809

The Philippine Stock Exchange, Inc.

To	:	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"Gokongwei raises stake in UIC"**
Date	:	**September 26, 2005**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "Gokongwei raises stake in UIC" published in the September 26, 2005 issue of the Philippine Daily Inquirer. The article reported in part that:

> *"JG SUMMIT HOLDINGS INC. HAS INCREASED its stake in Singapore-listed property firm United Industrial Corp. (UIC) to 29.97 percent by buying an additional 2.5 million shares, it said in a disclosure to the Stock Exchange of Singapore.*
>
> *Company officials declined to comment, however, on whether the flagship company of tycoon John Gokongwei Jr. will takeover UIC.*
>
> *xxx*
>
> *In a notice filed last Sept. 21, Gokongwei, through Telegraph Development Ltd., raised his holdings in UIC to 29.97 percent or 412.83 million shares from 29.783 percent, or 410.26 million. xxx"*

In view thereof, please confirm the veracity of the information contained in the said news article as quoted above **via the ODiSy before 4:00 p.m. tomorrow, Tuesday, September 27, 2005,** so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,

(Original Signed)
CHRISTINE S. CUSTODIO
Specialist, Disclosure Department

Noted by:

(Original Signed)
JANET A. ENCARNACION
OIC, Disclosure Department

ANNEX "C"

Gokongwei raises stake in UIC

By Elizabeth L. Sanchez

JG SUMMIT HOLDINGS INC. HAS INCREASED its stake in Singapore-listed property firm United Industrial Corp. (UIC) to 29.97 percent by buying an additional 2.5 million shares, it said in a disclosure to the Stock Exchange of Singapore.

Company officials declined to comment, however, on whether the flagship company of tycoon John Gokongwei Jr. will takeover UIC.

News wire reports said that under Singapore rules, parties that acquire at least 30 percent of a listed firm's outstanding shares are required to buy the rest of the company.

Company representatives also refused to take calls by Inquirer for further clarifications.

In a notice filed last Sept 21, Gokongwei, through Telegraph Development Ltd., raised his holdings in UIC to 29.97 percent or 412.25 million shares from 29.783 percent or 410.28 million.

In May 1999, JG Summit purchased 23 percent of UIC, a conglomerate with interests in real estate through its controlling interest in Singapore Land, one of the biggest office developers in Singapore's central business district.

UIC was incorporated in July 1963, dealing mainly in detergents and toiletries. It became a publicly traded firm in June 1969.

Phil. Daily Inquirer, September 24, 2005

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Bach Johann M. Sebastian
Corporate Information Officer
Contact Person

633-7631 to 40
Company Telephone Number

Fiscal Year: Month 1 2 / Day 3 1

FORM TYPE: 1 7 - C

Annual Meeting (Month Day): **Second Thursday of June**

Disclosure on mandatory conditional cash offer

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 5, 2005**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange dated October 5, 2005 regarding the Announcement made by Summit Top Investments Limited ("Summit Top") with respect to the Mandatory Conditional Cash Offer by CIMB-GK Securities Pte Ltd. on behalf of Summit Top for shares of United Industrial Corporation Limited.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Bach Johann M. Sebastian
Corporate Information Officer
(Signature and Title)

October 5, 2005
(Date)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

5 October 2005

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

Attached is the Announcement made by Summit Top Investments Limited ("Summit Top") today with respect to the Mandatory Conditional Cash Offer by CIMB-GK Securities Pte Ltd. on behalf of Summit Top for shares of United Industrial Corporation Limited.

Summit Top is a corporation wholly owned by JG Summit Philippines Ltd., which in turn is a wholly owned subsidiary of JG Summit Holdings, Inc.

Thank you.

Very truly yours,

Bach Johann M. Sebastian
Corporate Information Officer

/mhd

MANDATORY CONDITIONAL CASH OFFER

by

CIMB–GK SECURITIES PTE. LTD.
(Company Registration No. 198701621D)
(Incorporated in the Republic of Singapore)

for and on behalf of

SUMMIT TOP INVESTMENTS LIMITED
(Incorporated in the British Virgin Islands)

for

UNITED INDUSTRIAL CORPORATION LIMITED
(Company Registration No. 196300181E)
(Incorporated in the Republic of Singapore)

1. INTRODUCTION

1.1 **The UIC Offer.** CIMB–GK Securities Pte. Ltd. ("**CIMB-GK**") wishes to announce, for and on behalf of Summit Top Investments Limited (the "**Offeror**"), that the Offeror intends to make a mandatory conditional cash offer (the "**UIC Offer**") for all the issued ordinary shares of S$1.00 each ("**UIC Shares**") in the capital of United Industrial Corporation Limited ("**UIC**"), other than those already owned, controlled or agreed to be acquired by the Offeror and Telegraph Developments Ltd ("**Telegraph**"). The Offeror and Telegraph are indirect wholly-owned subsidiaries of JG Summit Holdings, Inc. ("**JGSH**") which is a company listed on the Philippine Stock Exchange, Inc.. Further information on the Offeror and JGSH are set out in paragraph 3 below.

1.2 **The Acquisition.** Prior to the date of this Announcement, Telegraph and the Offeror own an aggregate of 413,205,000 UIC Shares, representing approximately 29.9971% of the issued and paid-up share capital of UIC[1].

The Offeror has today acquired an aggregate of 50,000 UIC Shares representing approximately 0.0036% of the issued and paid-up share capital of UIC, at S$1.09 per UIC Share (the "**Acquisition**"). As a consequence of the Acquisition, the Offeror and Telegraph own or control an aggregate of 413,255,000 UIC Shares, representing approximately 30.0008% of the issued and paid-up share capital of UIC.

1.3 **Rationale for the UIC Offer.** As a result of the Acquisition and in accordance with Rule 14.1(a) of The Singapore Code on Take-overs and Mergers (the "**Code**"), the Offeror is required to make a mandatory conditional cash offer for all the UIC Shares not already owned, controlled or agreed to be acquired by the Offeror and Telegraph.

[1] Unless otherwise stated, references in this Announcement to the issued and paid-up share capital of UIC are based on 1,377,481,220 ordinary shares of S$1.00 each in the capital of UIC (based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore on 5 October 2005).

2. THE UIC OFFER

2.1 **Offer Terms.** The Offeror will make the UIC Offer subject to and upon the following principal terms and conditions:-

(i) The Offeror will make the UIC Offer for all the UIC Shares not already owned, controlled or agreed to be acquired by the Offeror and Telegraph (the "**Offer Shares**"), in accordance with Rule 14.1(a) of the Code and subject to the terms and conditions set out in the formal offer document (the "**Offer Document**") to be issued by CIMB-GK for and on behalf of the Offeror in connection with the UIC Offer.

(ii) The UIC Offer will be made on the following basis:-

For each Offer Share: S$1.09 in cash (the "Offer Price").

(iii) In accordance with Rule 19 of the Code, the UIC Offer will be extended to all new UIC Shares unconditionally issued or to be issued pursuant to the valid exercise prior to the close of the UIC Offer of any share options to subscribe for new UIC Shares (the "**Options**") which, subject to compliance with Rule 5 of the Code, are granted under the United Industrial Corporation Limited Share Option Scheme prior to the close of the UIC Offer.

(iv) The Offer Shares are to be acquired fully paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of this Announcement.

(v) The UIC Offer will be extended, on the same terms and conditions, to all the issued UIC Shares owned, controlled or agreed to be acquired by parties acting in concert with the Offeror in connection with the UIC Offer.

2.2 **Condition of the UIC Offer.** The UIC Offer will be conditional upon the Offeror having received, by the close of the UIC Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the UIC Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it (either before or during the UIC Offer and pursuant to the UIC Offer or otherwise), will result in the Offeror and parties acting in concert with it holding such number of UIC Shares carrying more than 50% of the voting rights attributable to the issued share capital of UIC as at the close of the UIC Offer (including any voting rights attributable to UIC Shares unconditionally issued or to be issued pursuant to the valid exercise of any outstanding Options prior to the close of the UIC Offer).

Accordingly, the UIC Offer will not become or be capable of being declared unconditional as to acceptances until the close of the UIC Offer, unless at any time prior to the close of the UIC Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which, when taken together with UIC Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with it (either before or during the UIC Offer and pursuant to the UIC Offer or otherwise), will result in the Offeror and parties acting in concert with it holding such number of UIC Shares carrying more than 50% of the maximum potential issued share capital of UIC. For these purposes, the "**maximum potential issued share capital of UIC**" means the total number of UIC Shares which would be in issue had all the outstanding Options (if any) been validly exercised as of the date of such declaration.

The UIC Offer will be unconditional in all other respects.

2.3 **Options.** As at the date of this Announcement, based on publicly available information, there are no outstanding Options which have been granted by UIC.

2.4 **Overseas Shareholders.** The making of the UIC Offer to shareholders of UIC whose addresses are outside Singapore as shown in the register of members of UIC or, as the case may be, in the records of The Central Depository (Pte) Limited ("**Overseas Shareholders**") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Shareholders should inform themselves about and observe any applicable legal requirements. Further details in relation to Overseas Shareholders will be contained in the Offer Document.

Where there are potential restrictions on sending the Offer Document and the appropriate form(s) of acceptance to any overseas jurisdiction, the Offeror and CIMB-GK each reserves the right not to send the Offer Document and the appropriate form(s) of acceptance to such overseas jurisdictions. Any affected Overseas Shareholder may, nonetheless, obtain a copy of the Offer Document and the appropriate form(s) of acceptance from the office of UIC's share registrar, Foo, Kon & Tan at 47 Hill Street #06-02, Chinese Chamber of Commerce & Industry Building, Singapore 179365. Alternatively, an Overseas Shareholder may write to UIC's share registrar to request the Offer Document and the appropriate form(s) of acceptance to be sent to an address in Singapore by ordinary post at his own risk.

3. INFORMATION ON THE OFFEROR AND JGSH

3.1 The Offeror is a company incorporated in the British Virgin Islands on 8 August 2005 and is an indirect wholly-owned subsidiary of JGSH. Its principal activities are that of an investment holding company. The Offeror has an issued and paid-up share capital of US$100 as at 5 October 2005. The directors of the Offeror are Messrs John L. Gokongwei, Jr., James L. Go, Lance Y. Gokongwei, Perry L. Pe and Patrick O. Ng.

3.2 JGSH is a company incorporated in the Philippines in November 1990 and is listed on the Philippine Stock Exchange, Inc. and has a market capitalisation of approximately 23.79 billion Philippine pesos (or approximately US$424.79 million) as at 4 October 2005, being the market day immediately prior to the date of this Announcement. JGSH is the holding company of a group of companies with business interests in branded consumer foods, agro-industrial and commodity food products, packaging, telecommunications, real property development, hotel management, air transportation, petrochemicals, textiles and banking and financial services. In addition, JGSH also has business interests in other sectors, including power generation and insurance brokerage services. Aside from its business interests in the Philippines, JGSH also has interests in food and property development businesses in the People's Republic of China and other Southeast Asian countries. As at 30 June 2005, the subsidiaries and affiliates of JGSH include Universal Robina Corporation, Digital Telecommunications Philippines, Inc., Robinsons Land Corporation, CPAir Holdings, Inc.,

Cebu Air, Inc., JG Summit Petrochemical Corporation, Litton Mills, Inc., JG Summit Capital Services Corporation and UIC. As at 30 June 2005, JGSH has unaudited consolidated shareholders' equity of approximately 67.53 billion Philippine pesos (or approximately US$1.21 billion) and unaudited consolidated total assets of approximately 193.70 billion Philippine pesos (or approximately US$3.46 billion). The issued and paid-up capital of JGSH as at 30 June 2005 consisted of 6,895,273,657 common shares of par value 1 Philippine peso each and 426,900,000 preferred shares of par value 1 Philippine peso each.

4. INFORMATION ON UIC

UIC was incorporated on 3 July 1963 and is listed on the Main Board of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Based on publicly available information, the principal activity of UIC is that of an investment holding company whilst the principal activities of UIC and its subsidiaries (the "**UIC Group**") consist mainly of development of properties for investment and trading, investment holding, property management, trading in computers and related products, computer training, development management and consultancy, and investment in hotel and retail centres. UIC is the holding company of Singapore Land Limited ("**SingLand**"), which is also listed on the Main Board of the SGX-ST. Based on publicly available information, the UIC Group's property portfolio in Singapore include commercial properties such as the UIC Building, Stamford Court, West Mall, SGX Centre 2, Singapore Land Tower, Clifford Centre, The Gateway, ABACUS Plaza and Tampines Plaza, Marina Square and Novena Square, as well as residential property developments, including The Belleforte, The Paterson and Stevens Loft.

Based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore on 5 October 2005, UIC has an issued and paid-up share capital of S$1,377,481,220 divided into 1,377,481,220 ordinary shares of S$1.00 each.

Messrs John L. Gokongwei, Jr., James L. Go and Lance Y. Gokongwei, who are directors on the boards of JGSH and the Offeror, are also directors on the boards of UIC and SingLand. Mr Gabriel C. Singson, a director on the board of JGSH, also sits on the board of UIC. Mr Perry L. Pe, a director of the Offeror, is also a director on the board of SingLand. Mr Aloysius B. Colayco is a member of the advisory board of JGSH and an independent director on the board of UIC.

5. POSSIBLE OFFER FOR SINGLAND

Based on publicly available information, as at the date of this Announcement, the UIC Group owns an aggregate of 298,728,384 ordinary shares of S$1.00 each in the issued share capital of SingLand ("**SingLand Shares**"), representing approximately 72.42% of the issued and paid-up share capital of SingLand[2].

In the event the UIC Offer becomes unconditional as to acceptances, the Offeror and/or parties acting in concert with it will, pursuant to the chain principle in Note 6 on Rule 14.1 of the Code, make a mandatory unconditional cash offer for all the issued SingLand Shares, other than those already owned, controlled or agreed to be acquired by the Offeror, parties acting in concert with it, and the UIC Group (the "**SingLand Offer**"). As the Offer Document has not been despatched and the UIC Offer has not become unconditional as to acceptances, the SingLand Offer is not required to be made at this stage.

[2] Unless otherwise stated, references in this Announcement to the issued and paid-up share capital of SingLand are based on 412,477,559 ordinary shares of S$1.00 each in the capital of SingLand (based on a search conducted at the Accounting and Corporate Regulatory Authority of Singapore on 5 October 2005).

In accordance with Note 3 on Rule 14.3 of the Code, the offer price for the SingLand Shares under the SingLand Offer (the "**SingLand Offer Price**"), if and when it is made, will be S$5.505 for each SingLand Share, which has been computed (rounded up to the nearest half cent) based on the simple average of the daily highest and lowest traded prices of SingLand Shares on the latest 20 trading days in the month prior to the date of this Announcement, being the period from 5 September 2005 to 4 October 2005. Based on the latest information available to the Offeror, save for proprietary dealings by CIMB-GK which were not carried out in connection with the UIC Offer or the SingLand Offer and subject to further enquiries to be made as described in paragraph 7.4 of this Announcement, neither the Offeror nor the Relevant Persons (as described in paragraph 7.1 of this Announcement) has acquired any SingLand Shares during the period commencing six (6) months prior to the date of this Announcement. The Securities Industry Council (the "**SIC**") has confirmed that the above-mentioned proprietary dealings in SingLand Shares transacted by CIMB-GK in the period commencing six (6) months prior to the date of this Announcement may be disregarded for the purposes of determining the SingLand Offer Price under Rule 14.3 of the Code.

If and when the SingLand Offer is made, the SingLand Shares are to be acquired fully paid and free from all liens, charges, pledges and other encumbrances and together with all rights, benefits and entitlements attached thereto as at the date of this Announcement and hereafter attaching thereto, including the right to all dividends, rights and other distributions (if any) declared, made or paid thereon on or after the date of this Announcement. Further details of the SingLand Offer will be announced, if and when the SingLand Offer is made.

6. UNDERWRITING ARRANGEMENTS

In connection with the UIC Offer, the Offeror, JGSH and CIMB-GK have entered into an underwriting agreement dated 5 October 2005 (the "**UIC Underwriting Agreement**") whereby the parties agreed, *inter alia*, that if the UIC Offer becomes unconditional as to acceptances and the level of acceptances received pursuant to the UIC Offer, when aggregated with the UIC Shares owned, controlled or agreed to be acquired by the Offeror and parties acting in concert with the Offeror, exceeds 76.69% of the issued share capital of UIC, CIMB-GK will purchase and/or procure purchasers for the balance 23.31% of the issued share capital of UIC that may be validly tendered for acceptances under the UIC Offer (the "**Underwritten Portion**"). The Offeror, however, has the right of first refusal to purchase, at the Offer Price, all or part of the Underwritten Portion acquired or to be acquired by CIMB-GK in the event CIMB-GK wishes to sell, transfer or otherwise dispose of the same, within 2 weeks from the close of the UIC Offer.

JGSH has agreed to guarantee the performance of all of the Offeror's obligations under the UIC Underwriting Agreement.

The Offeror and JGSH intend to enter into similar underwriting arrangements with CIMB-GK in respect of the SingLand Offer if and when it is made.

7. DISCLOSURES OF SHAREHOLDINGS AND DEALINGS

7.1 **Shareholdings.** As at the date of this Announcement and based on the latest information available to the Offeror, (i) the Offeror and its directors, (ii) JGSH and its directors, (iii) the wholly-owned subsidiaries of the Offeror and JGSH, and (iv) CIMB-GK (collectively, the "**Relevant Persons**"), own or control an aggregate of 413,555,051 UIC Shares, representing approximately 30.0225% of the issued and paid-up share capital of UIC, details of which are set out below:-

Name	Number of UIC Shares	% of issued and paid-up share capital of UIC
The Offeror	426,000	0.0309
Telegraph	412,829,000	29.9698
CIMB-GK	300,051 [(1)]	0.0218
	413,555,051	30.0225

Note:

(1) The 300,051 UIC Shares were acquired pursuant to proprietary dealings by CIMB-GK (which were not carried out in connection with the UIC Offer) and are excluded from the shareholdings of the Offeror and parties acting in concert with it for the purposes of Rule 14.1 of the Code.

7.2 **No Other Holdings.** Save as disclosed in paragraph 7.1 above, based on the latest information available to the Offeror, none of the Relevant Persons owns, controls or has agreed to acquire any UIC Shares or securities which carry voting rights in UIC or are convertible into UIC Shares or securities which carry voting rights in UIC, or rights to subscribe for, or options in respect of, UIC Shares or such securities as at the date of this Announcement.

7.3 **Dealings and Irrevocable Undertakings.** Save as disclosed below, based on the latest information available to the Offeror, none of the Offeror and the Relevant Persons (i) has dealt for value in any UIC Shares or Options from 5 April 2005 (being six (6) months immediately preceding the date of this Announcement) to the date of this Announcement (the "**Reference Period**") or (ii) has received any irrevocable undertaking from any party to accept or reject the UIC Offer:-

(a) The dealings by Telegraph and the Offeror in respect of the UIC Shares during the Reference Period were as follows:-

Date of Transaction	Number of UIC Shares Purchased	Highest Price Paid per UIC Share (S$)
19 August 2005	6,668,000	1.033
22 August 2005	42,070,000	1.09
12 September 2005	1,112,000	1.06
13 September 2005	274,000	1.06
15 September 2005	475,000	1.08
16 September 2005	830,000	1.09

Date of Transaction	Number of UIC Shares Purchased	Highest Price Paid per UIC Share (S$)
19 September 2005	2,570,000	1.09
30 September 2005	376,000	1.09
5 October 2005	50,000	1.09

(b) During the Reference Period, CIMB-GK undertook 505 proprietary purchase transactions involving an aggregate of 7,955,837 UIC Shares at between S$0.99 to S$1.10 per UIC Share, and 56 proprietary sale transactions involving an aggregate of 7,656,418 UIC Shares at between S$1.09 to S$1.01 per UIC Share. Such dealings in the UIC Shares by CIMB-GK were not carried out in connection with the UIC Offer. The SIC has confirmed that the above-mentioned proprietary dealings in UIC Shares transacted by CIMB-GK during the Reference Period may be disregarded for the purposes of determining the Offer Price under Rule 14.3 of the Code.

7.4 **Further Enquiries.** In the interests of confidentiality, the Offeror has not made enquiries in respect of certain other parties who are or may be presumed to be acting in concert with the Offeror in connection with the UIC Offer and/or the SingLand Offer. Further enquiries will be made of such persons and the relevant disclosures will be made in due course and in the Offer Document.

8. CONFIRMATION OF FINANCIAL RESOURCES

CIMB-GK, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptance of the UIC Offer based on the 1,377,481,220 UIC Shares in issue as at the date of this Announcement.

9. OFFER DOCUMENT

The Offer Document containing the terms and conditions of the UIC Offer, and enclosing the appropriate form(s) of acceptance of the UIC Offer, will be despatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of this Announcement. Shareholders of UIC are advised to exercise caution when dealing in UIC Shares.

10. RESPONSIBILITY STATEMENT

The directors of the Offeror and the directors of JGSH (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to UIC and SingLand), the sole responsibility of the directors of the Offeror and the directors of JGSH has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by
CIMB–GK Securities Pte. Ltd.

For and on behalf of
Summit Top Investments Limited
5 October 2005

Any inquiries relating to this Announcement or the UIC Offer should be directed to the following persons:

Mak Lye Mun
Head, Investment Banking
CIMB-GK Securities Pte. Ltd.
+65 6210 8886

Jason Chian
Senior Vice President, Corporate Finance
CIMB-GK Securities Pte. Ltd.
+65 6210 8878

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1 2 (Month) 3 1 (Day)

Fiscal Year

1 7 - C

FORM TYPE

Second Thursday of June

Month Day

Annual Meeting

Disclosure on the acquisition by Cebu Pacific of another Airbus

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **October 21, 2005**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC Form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. to the Philippine Stock Exchange dated October 20, 2005 regarding the acquisition by Cebu Pacific of another Airbus A319-100.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

October 21, 2005
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

20 October 2005

Philippine Stock Exchange
Disclosure Department
4th Floor, Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City

Attention: **JURISITA M. QUINTOS**
Senior Vice-President – Disclosure Department

Gentlemen:

Further to our disclosure dated September 20, 2005, please be advised that Cebu Pacific has obtained and has concluded an aircraft financing agreement for the acquisition of another Airbus A319-100 with various export credit agencies (Hermes, COFACE, ECGD) for the aggregate amount of US$25.83 million.

JG Summit Holdings, Inc. has agreed to act as one of the guarantors for this transaction. The aircraft is expected to be delivered on 21 October 2005.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary